June 13, 2019

Hengming Yang
President and Chief Executive Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China

       Re: Wanda Sports Group Company Limited
           Registration Statement on Form F-1
           Filed June 7, 2019
           File No. 333-232004

Dear Mr. Yang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Risk Factors
If the PRC government finds that the agreements... , page 35

1. We note your revisions to this risk factor regarding the registration of pledges in WSC.
       Please disclose whether the equity pledges have been registered under applicable PRC law. We may have further comment.
2. We note your statement here and on page F-66 that "these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect;" however, we note that the opinion provided by
 Hengming Yang
FirstName LastNameHengmingLimited
Wanda Sports Group Company Yang
Comapany NameWanda Sports Group Company Limited
June 13, 2019
Page 2
June 13, 2019 Page 2
FirstName LastName
         Jingtian & Gongcheng is qualified by the statement that "there are substantial uncertainties regarding the interpretation and application of PRC Laws and future PRC laws and regulations, and there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from our opinion stated
         above." Please revise your disclosure to clarify that the legal conclusion is subject to substantial uncertainty and to the extent you have not already done so describe such substantial uncertainties.
Enforceability of Civil Liabilities, page 56

3. Please file the opinion of Hong Kong counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, as an exhibit. We note that the exhibit index does not refer to
         this opinion.
Taxation, page 198

4. Under Hong Kong Taxation, please state that the tax consequences disclosure is the opinion of DLA Piper Hong Kong. For guidance, see Section III.B.2 of Staff Legal
         Bulletin No. 19 (CF).
5. Please file the tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as an
         exhibit. We note that the exhibit index does not refer to this tax opinion.
Exhibits

6. Please revise the tax opinion filed as exhibit 8.1 to clarify that the statements relating to
         Hong Kong tax matters are the opinion of counsel rather than an "accurate summary." For guidance, see Section III.C.2 of Staff Legal Bulletin No. 19 (CF). Also revise the limitation on reliance in the last paragraph. For guidance, see
Section III.D.1 of Staff
         Legal Bulletin No. 19 (CF).


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hengming Yang
Wanda Sports Group Company Limited
June 13, 2019
Page 3

       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Claire Erlanger,
Staff Accountant, at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte
Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameHengming Yang
                                                         Division of
Corporation Finance
Comapany NameWanda Sports Group Company Limited
                                                         Office of
Transportation and Leisure
June 13, 2019 Page 3
cc:       Mark Bergman, Esq.
FirstName LastName